SHIN CORPORATION

02 AUG 20 AM 11:07

August 13, 2002

02049573

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 038/2002**

  Subject: Submission of Review Financial Statements for the Second Quarter of the Year 2002

  Date: August 13, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel. no. (662) 299-5561 or piyas@shincorp.com.

PROCESSED
SEP 0 6 2002
THOMSON FINANCIAL

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dw 9/4

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 13, 2002

SH 038/2002

August 13, 2002

Re: Submission of Reviewed Financial Statements for the Second Quarter of the Year 2002

To : The President
The Stock Exchange of Thailand

Enclosure : One set of Reviewed Financial Statements for Quarter 2/2002

The Board of Director Meeting of Shin corporation Public Company Limited (the Company) No. 4/2002 held on August 13, 2002, at 2.00 p.m. approved the balance sheets, profit and loss Statements and cash flow statements for the second quarter ended June 30, 2002. The Company would like to submit the reviewed financial statements for the second quarter of 2002 with an explanation of changes in operation results.
The Company reported a net profit for the second quarter of 2002 of Baht782 million, an increase of Baht57 million or 8% from the second quarter of 2001 (Baht725 million) due mainly to the following:

1. The Company's revenue from sales and services was Baht74 million in quarter 2/2002, decreasing by Baht178 million (71%) from that of quarter 2/2001. Cost of sales and services was Baht28 million in quarter 2/2002, decreasing by Baht227 million from that of quarter 2/2001. The decline in revenue and cost of service was due to decreasing in revenue and cost of service from IT systems installation for the government agencies, which was fully recognized in 2001.
2. The Company's selling and administrative expense was Baht45 million in quarter 2/2002, decreasing by Baht253 million (85%) from that of quarter 2/2001, due mainly to NASDAQ listing expense of Baht232 million in quarter 2/2001 which was a one-time write-off.
3. The Company's other income was Baht48 million in quarter 2/2002, decreasing by Baht227 million (82%) from quarter 2/2001. In quarter 2/2001, the Company had gain on sales of investment amounting to Baht164 million, mostly from sales 30% of investment in Shin Digital Company Limited to SingTel Strategic Investments Pte. Ltd., and gain on deemed dilution of interest in AD Venture Company Limited of Baht78 million caused by lower ownership from 99.99% to 90.91%.
4. The Company's share of net results from subsidiaries, joint ventures and associates was Baht793 million in quarter 2/2002, decreasing by Baht25 million (3%) from that of quarter 2/2001. Details are as follow :

Company	2Q2002	2Q2001
Advanced Info Service Public Company Limited	655	937
Shin Satellite Public Company Limited	196	183
ITV Public Company Limited	(89)	(109)
AD Venture Co., Ltd.	(21)	(12)
Shin Digital Co., Ltd. and Digital Phone Co., Ltd.	-	(176)
Other	52	(5)
Total	**793**	**818**

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 13, 2002

SH 038/2002

August 13, 2002

Re: Submission of Reviewed Financial Statements for the Second Quarter of the Year 2002

To : The President
The Stock Exchange of Thailand

Enclosure : One set of Reviewed Financial Statements for Quarter 2/2002

The Board of Director Meeting of Shin corporation Public Company Limited (the Company) No. 4/2002 held on August 13, 2002, at 2.00 p.m. approved the balance sheets, profit and loss Statements and cash flow statements for the second quarter ended June 30, 2002. The Company would like to submit the reviewed financial statements for the second quarter of 2002 with an explanation of changes in operation results.
The Company reported a net profit for the second quarter of 2002 of Baht782 million, an increase of Baht57 million or 8% from the second quarter of 2001 (Baht725 million) due mainly to the following:

1. The Company's revenue from sales and services was Baht74 million in quarter 2/2002, decreasing by Baht178 million (71%) from that of quarter 2/2001. Cost of sales and services was Baht28 million in quarter 2/2002, decreasing by Baht227 million from that of quarter 2/2001. The decline in revenue and cost of service was due to decreasing in revenue and cost of service from IT systems installation for the government agencies, which was fully recognized in 2001.
2. The Company's selling and administrative expense was Baht45 million in quarter 2/2002, decreasing by Baht253 million (85%) from that of quarter 2/2001, due mainly to NASDAQ listing expense of Baht232 million in quarter 2/2001 which was a one-time write-off.
3. The Company's other income was Baht48 million in quarter 2/2002, decreasing by Baht227 million (82%) from quarter 2/2001. In quarter 2/2001, the Company had gain on sales of investment amounting to Baht164 million, mostly from sales 30% of investment in Shin Digital Company Limited to SingTel Strategic Investments Pte. Ltd., and gain on deemed dilution of interest in AD Venture Company Limited of Baht78 million caused by lower ownership from 99.99% to 90.91%.
4. The Company's share of net results from subsidiaries, joint ventures and associates was Baht793 million in quarter 2/2002, decreasing by Baht25 million (3%) from that of quarter 2/2001. Details are as follow :

Company	2Q2002	2Q2001
Advanced Info Service Public Company Limited	655	937
Shin Satellite Public Company Limited	196	183
ITV Public Company Limited	(89)	(109)
AD Venture Co., Ltd.	(21)	(12)
Shin Digital Co., Ltd. and Digital Phone Co., Ltd.	-	(176)
Other	52	(5)
Total	**793**	**818**

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY

FINANCIAL STATEMENTS (UNAUDITED)

30 JUNE 2002 AND 2001

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwcglobal.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 June 2002 and the related consolidated and company statements of income for the three-month and six-month periods ended 30 June 2002 and 2001, and the related consolidated and company statements of changes in shareholders' equity, retained earnings and cash flows for the six-month periods ended 30 June 2002 and 2001 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. These interim financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these interim financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2001 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 14 February 2002. The consolidated and company balance sheets as at 31 December 2001, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

SHIN CORPORATION PUBLIC COMPANY LIMITED

Bangkok
2 August 2002

Shin Corporation Public Company Limited

Balance Sheets

As at 30 June 2002 and 31 December 2001

	Notes	Consolidated 30 June 2002 Unaudited Baht'000	Consolidated 31 December 2001 Audited Baht'000	Company 30 June 2002 Unaudited Baht'000	Company 31 December 2001 Audited Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		4,343,927	2,295,313	2,345,370	993,235
Current investments		10,425	10,425	-	-
Trade accounts and notes receivable, net	4	2,096,463	1,877,875	664,057	760,885
Amounts due from, advances and short-term loans to related parties	11	7,381	14,939	855,919	958,336
Inventories, net		135,572	112,708	1,581	4,827
Other current assets		760,527	613,869	66,644	6,048
Total current assets		7,354,295	4,925,129	3,933,571	2,723,331
Non-current assets					
Investments in subsidiaries, associates and joint ventures	5	20,348,831	18,770,061	25,978,667	24,225,794
Other investments		49,505	49,505	30,600	30,600
Loans to related party	11	-	-	107,185	-
Property and equipment, net	6	7,969,265	6,070,430	70,455	83,223
Other assets					
Property and equipment under concession agreements, net	6	8,186,647	8,610,380	-	-
Goodwill, net	6	1,709,990	2,385,303	-	-
Intangible assets, net	6	371,987	407,440	42,677	36,602
Other assets		94,797	138,247	8,702	70,977
Total non-current assets		38,731,022	36,431,366	26,238,286	24,447,196
Total assets		46,085,317	41,356,495	30,171,857	27,170,527

Director ____________________ Director ____________________

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 27 are an integral part of these interim financial statements.

		Consolidated		Company	
		30 June 2002	31 December 2001	30 June 2002	31 December 2001
		Unaudited	Audited	Unaudited	Audited
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	7	5,440,385	5,990,098	928,707	2,727,432
Trade accounts and notes payable		832,973	1,667,579	408,897	433,848
Amounts due to and loans from related parties	11	5,261	825	1,095	388
Current portion of long-term borrowings	7	679,409	582,609	5,951	480
Current portion of long-term debentures	7	750,000	1,500,000	-	-
Current portion of forward contracts payable, net		151,673	202,645	-	-
Accrued concession fee		1,210,306	561,659	-	-
Provisions for liabilities and charges		1,660,612	1,768,045	1,660,612	1,768,045
Other current liabilities		1,000,304	1,124,794	109,038	213,916
Total current liabilities		11,730,923	13,398,254	3,114,300	5,144,109
Non-current liabilities					
Long-term borrowings, net	7	2,951,795	3,615,186	220,279	1,217,677
Long-term debentures, net	7	2,963,297	-	2,963,297	-
Other liabilities		297,003	384,307	2,807	7,243
Total non-current liabilities		6,212,095	3,999,493	3,186,383	1,224,920
Total liabilities		17,943,018	17,397,747	6,300,683	6,369,029
Shareholders' equity					
Share capital					
Authorised share capital - common shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital - common shares	8	2,937,000	2,937,000	2,937,000	2,937,000
Warrants	8	607,941	-	607,941	-
Premium on share capital	8	4,837,500	4,837,500	4,837,500	4,837,500
Cumulative foreign currency translation adjustment		(13,240)	10,480	(13,240)	10,480
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		15,001,973	12,516,518	15,001,973	12,516,518
Total parent's shareholders' equity		23,871,174	20,801,498	23,871,174	20,801,498
Minority interests		4,271,125	3,157,250	-	-
Total shareholders' equity		28,142,299	23,958,748	23,871,174	20,801,498
Total liabilities and shareholders' equity		46,085,317	41,356,495	30,171,857	27,170,527

The notes to the interim consolidated and company financial statements on pages 10 to 27 are an integral part of these interim financial statements.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

		Consolidated		Company	
		30 June 2002	30 June 2001	30 June 2002	30 June 2001
		Unaudited	Unaudited	Unaudited	Unaudited
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from sales and services		2,263,817	2,426,686	74,278	252,085
Other income	9	193,821	291,889	47,847	275,296
Share of profit of investment - equity method		711,519	873,230	792,646	818,155
Total revenues		3,169,157	3,591,805	914,771	1,345,536
Expenses					
Cost of sales and services		1,662,108	1,795,087	27,998	254,582
Selling and administrative expenses		417,307	709,714	44,933	297,569
Directors' remuneration		601	547	120	100
Total expenses		2,080,016	2,505,348	73,051	552,251
Income before interest and tax		1,089,141	1,086,457	841,720	793,285
Interest expense		(143,841)	(200,518)	(59,423)	(38,798)
Income tax		(25,897)	(53,796)	-	(29,274)
Income before minority interests		919,403	832,143	782,297	725,213
Share of net result from subsidiaries to minority interests		(137,106)	(106,930)	-	-
Net income for the period		782,297	725,213	782,297	725,213
Basic and diluted earnings per share (Baht)	3				
Net income for the period		0.27	0.25	0.27	0.25

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 27 are an integral part of these interim financial statements.

Statements of Income (Unaudited)

For the six-month periods ended 30 June 2002 and 2001

		Consolidated		Company	
		30 June 2002 Unaudited	30 June 2001 Unaudited	30 June 2002 Unaudited	30 June 2001 Unaudited
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from sales and services		4,393,507	4,522,992	164,176	401,064
Other income	9	572,734	629,620	376,999	471,944
Share of profit of investment - equity method	5	2,156,535	1,720,806	2,188,813	1,659,726
Total revenues		7,122,776	6,873,418	2,729,988	2,532,734
Expenses					
Cost of sales and services		3,230,042	3,223,282	57,378	390,297
Selling and administrative expenses		790,975	1,247,170	84,653	330,263
Directors' remuneration		2,068	1,953	1,200	1,040
Total expenses		4,023,085	4,472,405	143,231	721,600
Income before interest and tax		3,099,691	2,401,013	2,586,757	1,811,134
Interest expense		(284,953)	(400,787)	(101,302)	(75,711)
Income tax		(50,150)	(64,546)	-	(29,274)
Income before minority interests		2,764,588	1,935,680	2,485,455	1,706,149
Share of net result from subsidiaries to minority interests		(279,133)	(229,531)	-	-
Net income for the period		2,485,455	1,706,149	2,485,455	1,706,149
Basic and diluted earnings per share (Baht)	3				
Net income for the period		0.85	0.58	0.85	0.58

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 27 are an integral part of these interim financial statements.

Statements of Changes in Shareholders' Equity (unaudited)

For the six-month periods ended 30 June 2002 and 2001

	Consolidated (Baht'000)							
	Issued and paid up share capital	**Warrants**	**Premium on share capital**	**Legal reserve**	**Retained earnings**	**Cumulative foreign currency translation adjustment**	**Minority interests**	**Total**
As at 31 December 2000	2,937,000	-	4,837,500	500,000	9,696,330	10,711	2,122,985	20,104,526
Foreign currency translation adjustment increase during the period	-	-	-	-	-	8,130	-	8,130
Net income for the period	-	-	-	-	1,706,149	-	-	1,706,149
Minority interests increase during the period	-	-	-	-	-	-	310,381	310,381
As at 30 June 2001	2,937,000	-	4,837,500	500,000	11,402,479	18,841	2,433,366	22,129,186
As at 31 December 2001	2,937,000	-	4,837,500	500,000	12,516,518	10,480	3,157,250	23,958,748
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	(23,720)	-	(23,720)
Net income for the period	-	-	-	-	2,485,455	-	-	2,485,455
Warrants, net	-	607,941	-	-	-	-	-	607,941
Minority interests increase during the period	-	-	-	-	-	-	1,113,875	1,113,875
As at 30 June 2002	2,937,000	607,941	4,837,500	500,000	15,001,973	(13,240)	4,271,125	28,142,299

	Company (Baht'000)							
	Issued and paid up share capital	**Warrants**	**Premium on share capital**	**Legal reserve**	**Retained earnings**	**Cumulative foreign currency translation adjustment**	**Minority interests**	**Total**
As at 31 December 2000	2,937,000	-	4,837,500	500,000	9,696,330	10,711	-	17,981,541
Foreign currency translation adjustment increase during the period	-	-	-	-	-	8,130	-	8,130
Net income for the period	-	-	-	-	1,706,149	-	-	1,706,149
As at 30 June 2001	2,937,000	-	4,837,500	500,000	11,402,479	18,841	-	19,695,820
As at 31 December 2001	2,937,000	-	4,837,500	500,000	12,516,518	10,480	-	20,801,498
Foreign currency translation adjustment decrease during the period	-	-	-	-	-	(23,720)	-	(23,720)
Net income for the period	-	-	-	-	2,485,455	-	-	2,485,455
Warrants, net	-	607,941	-	-	-	-	-	607,941
As at 30 June 2002	2,937,000	607,941	4,837,500	500,000	15,001,973	(13,240)	-	23,871,174

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 27 are an integral part of these interim financial statements.

	Consolidated		Company	
	30 June 2002 Unaudited Baht'000	30 June 2001 Unaudited Baht'000	30 June 2002 Unaudited Baht'000	30 June 2001 Unaudited Baht'000
Appropriated retained earnings				
Legal reserve				
Beginning balance	500,000	500,000	500,000	500,000
Increase during the period	-	-	-	-
Ending balance	500,000	500,000	500,000	500,000
Unappropriated retained earnings				
Beginning balance	12,516,518	9,696,330	12,516,518	9,696,330
Net income for the period	2,485,455	1,706,149	2,485,455	1,706,149
Ending balance	15,001,973	11,402,479	15,001,973	11,402,479
Retained earnings, ending balance	15,501,973	11,902,479	15,501,973	11,902,479

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 10 to 27 are an integral part of these interim financial statements.

Statements of Cash Flows (unaudited)

For the six-month periods ended 30 June 2002 and 2001

		Consolidated		Company	
		30 June 2002 Unaudited	30 June 2001 Unaudited	30 June 2002 Unaudited	30 June 2001 Unaudited
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from/(used in) operating activities	10	1,029,694	1,520,761	(78,690)	(159,527)
Cash flows from investing activities					
Investments in subsidiaries, associates, joint ventures	5	(26,966)	(9,444)	(26,966)	(16,200)
Purchase of property and equipment		(2,876,448)	(1,366,216)	(1,772)	(9,370)
Investments in intangible assets	6	(7,361)	(9,867)	(6,439)	-
Investments in property and equipment under concession agreements	6	(35,271)	(19,260)	-	-
Decrease in short-term investments		-	71,823	-	-
Payment of loan and advance to related parties		-	-	(9,767)	(369,587)
Receipts from loans and advance to related parties		7,526	-	5,000	385,200
Disposals of subsidiaries and joint venture, net of cash disposed		-	(35,187)	-	-
Proceeds from disposal of investments in subsidiaries, associates and joint venture		120,000	380,230	120,000	1,986,055
Increase in acquisition of joint venture		-	9,600	-	-
Proceeds from disposal of property and equipment		7,256	9,347	66	584
Dividends received from subsidiary and associate	5	561,914	497,126	630,438	471,222
Net cash flows from (used in) investing activities		(2,249,350)	(471,848)	710,560	2,447,904
Cash flows from financing activities					
Receipts from short-term loans		2,955,662	908,873	50,000	430,873
Receipts from loans from other companies		-	1,863,408	-	-
Receipts from long-term loans		332,739	1,552,816	-	550,000
Receipts from long-term debenture	7	3,000,000	-	3,000,000	-
Receipts from warrants	8	620,000	-	620,000	-
Debenture and warrants issued cost		(18,636)	-	(18,636)	-
Receipts from share capital arisen in joint venture and subsidiary		1,800,000	303,600	-	-
Share issued cost		(64,346)	-	-	-
Proceed from share subscription		-	95,585	-	-
Repayments of short-term loans		(3,371,108)	(4,067,232)	(1,875,033)	(2,486,793)
Repayments of long-term loans		(1,061,613)	(174,632)	(1,000,390)	(93)
Repayments of debenture		(832,263)	(868,269)	-	-
Dividend paid to minority interests		(40,048)	(11,163)	-	-
Net cash flows from (used in) financing activities		3,320,387	(397,014)	775,941	(1,506,013)

The notes to the interim consolidated and company financial statements on pages 10 to 27 are an integral part of these interim financial statements.

Statements of Cash Flows (continued) (unaudited)

For the six-month periods ended 30 June 2002 and 2001

	Consolidated		Company	
	30 June 2002 Unaudited Baht'000	30 June 2001 Unaudited Baht'000	30 June 2002 Unaudited Baht'000	30 June 2001 Unaudited Baht'000
Net increase in cash and cash equivalents	2,100,731	651,899	1,407,811	782,364
Cash and cash equivalents, beginning balance	2,295,313	3,258,889	993,235	2,072,932
Unrealised gain (loss) on exchange rate	(52,117)	90,412	(55,676)	93,080
Cash and cash equivalents, ending balance	4,343,927	4,001,200	2,345,370	2,948,376

Supplemental disclosures of cash flow information

Interest and income tax paid

Interest and income tax paid during the six-month periods ended 30 June 2002 and 2001 are as follows:

	Consolidated		Company	
	30 June 2002 Baht' Million	30 June 2001 Baht' Million	30 June 2002 Baht' Million	30 June 2001 Baht' Million
Interest paid	313.65	335.61	100.69	94.48
Income tax paid	133.15	44.68	81.66	17.51

Non-cash transactions

Increasing in property and equipment by liabilities	55.91	522.20	-	-
Leased assets	6.91	3.27	2.94	3.27
Convert accounts payable - purchase of equipment to long-term loan	102.99	-	-	-
Receivable from sales of investment in Digital Phone Company Limited to Shin Digital Company Limited	-	-	-	4,347.95

The notes to the interim consolidated and company financial statements on pages 10 to 27 are an integral part of these interim financial statements.

1. Accounting policies

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity, retained earnings and cash flows) are prepared in the full format as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2001 except for a change in interim revenue recognition for the telephone directory publication of a joint venture from a percentage of completion method to recognise revenues evenly over the year of publication. The impact of such change to the interim consolidated financial statements is not significant, therefore, no restatement has been made.

Costs that incur unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would be also appropriate to recognise or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2001 annual financial statements.

2. Segment information

Financial information by business segments:

	For the three-month period ended 30 June 2002 (Baht Million)							
	Satellite communi-cation	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Corporate & others	Consolidation eliminations	Group
Revenues	939.41	132.25	125.72	44.51	1,058.50	70.08	(106.65)	2,263.82
Share of profit of investment - equity method	-	711.54	(0.02)	-	-	-	-	711.52
Total revenues	939.41	843.79	125.70	44.51	1,058.50	70.08	(106.65)	2,975.34
Segment result	247.67	726.85	(26.13)	3.98	(61.49)	4.46	(0.02)	895.32
Operating profit								895.32

	For the six-month period ended 30 June 2002 (Baht Million)							
	Satellite communi-cation	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Corporate & others	Consolidation eliminations	Group
Revenues	1,907.36	305.16	227.05	90.09	1,909.87	155.63	(201.65)	4,393.51
Share of profit of investment - equity method	-	2,156.56	(0.03)	-	-	-	-	2,156.53
Total revenues	1,907.36	2,461.72	227.02	90.09	1,909.87	155.63	(201.65)	6,550.04
Segment result	585.19	2,243.97	(70.59)	6.93	(259.43)	20.65	0.24	2,526.96
Operating profit								2,526.96

2. Segment information (continued)

	For the three-month period ended 30 June 2001 (Baht Million)							
	Satellite communi-cation	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Corporate & others	Consolidation eliminations	Group
Revenues	991.89	495.54	149.41	236.78	548.31	45.27	(40.51)	2,426.69
Share of profit of investment - equity method	-	982.72	(0.69)	-	(108.80)	-	-	873.23
Total revenues	991.89	1,478.26	148.72	236.78	439.51	45.27	(40.51)	3,299.92
Segment result	433.25	789.93	(70.64)	(37.79)	(56.26)	(264.57)	0.64	794.56
Operating profit								794.56

	For the six-month period ended 30 June 2001 (Baht Million)							
	Satellite communi-cation	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Corporate & others	Consolidation eliminations	Group
Revenues	1,936.04	1,016.66	264.27	376.40	907.04	88.64	(66.06)	4,522.99
Share of profit of investment - equity method	-	1,942.90	(9.23)	-	(212.86)	-	-	1,720.81
Total revenues	1,936.04	2,959.56	255.04	376.40	694.18	88.64	(66.06)	6,243.80
Segment result	709.94	1,679.92	(147.87)	(40.54)	(157.76)	(273.02)	0.73	1,771.40
Operating profit								1,771.40

3. Earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period (2002 : 2,937.0 million shares, 2001 : 2,937.0 million shares).

For comparison purposes, the Company has recalculated earnings per share for the three-month and the six-month period ended 30 June 2001 by considering the weighted average number of ordinary shares in accordance with the amendment to the par value and number of shares in August 2001.

The outstanding warrants in connection with the directors and employees share option plan and public offering did not affect the diluted earnings per share since the average share price calculated from the date the warrants were granted to the reporting period was below the exercise price of the outstanding warrants.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

4. Trade accounts and notes receivable, net

	Consolidated		Company	
	30 June 2002 Baht Million	31 December 2001 Baht Million	30 June 2002 Baht Million	31 December 2001 Baht Million
Trade accounts and notes receivable				
- Third parties	1,508.50	1,569.39	529.01	479.24
- Related parties (Note 11)	119.70	104.34	0.85	6.88
Accrued income	800.86	722.47	135.11	275.67
Total trade accounts and notes receivable	2,429.06	2,396.20	664.97	761.79
Less Allowance for doubtful accounts	(332.60)	(518.33)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	2,096.46	1,877.87	664.06	760.88

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated		Company	
	30 June 2002 Baht Million	31 December 2001 Baht Million	30 June 2002 Baht Million	31 December 2001 Baht Million
Current - 3 months	651.62	773.68	64.75	379.11
Overdue 3 - 6 months	426.17	218.56	333.35	34.75
Overdue 6 - 12 months	165.93	103.05	65.53	43.04
Overdue over 12 months	264.78	474.10	65.38	22.34
Total	1,508.50	1,569.39	529.01	479.24
Less Allowance for doubtful accounts of third parties	(332.60)	(518.33)	(0.91)	(0.91)
Total trade accounts and notes receivable-third parties, net	1,175.90	1,051.06	528.10	478.33

5. Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 30 June 2002 and 31 December 2001 comprise:

	Consolidated		Company	
	30 June 2002 Baht Million	31 December 2001 Baht Million	30 June 2002 Baht Million	31 December 2001 Baht Million
Investments in subsidiaries	-	-	6,104.43	5,842.35
Investments in associates	20,348.83	18,770.06	19,856.82	18,327.99
Investments in joint ventures	-	-	17.42	55.45
Total long-term investments	20,348.83	18,770.06	25,978.67	24,225.79

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

5. Investments in subsidiaries, associates and joint ventures (continued)

b) Movements in investment in subsidiaries, associates and joint ventures for the six-month period ended 30 June 2002 comprise:

	Consolidated 30 June 2002 Baht Million	Company 30 June 2002 Baht Million
Transaction during the six-month period ended 30 June 2002		
Opening net book value	18,770.06	24,225.79
Additions	-	26.97
Disposals	-	(92.03)
Share of net results from investments	2,156.53	2,188.82
Gain on dilution (Note 9)	-	283.28
Dividend received	(568.18)	(630.44)
Foreign currency translation adjustment	(9.58)	(23.72)
Closing net book value	20,348.83	25,978.67

c) The nature of investments in subsidiaries, associates and joint ventures can be summarised as follows :

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited	Broadcasting of UHF system	Thailand	Baht
AD Venture Company Limited and its group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertising spots for radio and television broadcasts	Thailand	Baht
Merry International Investments Corporations	Investment company	Mauritius	US Dollars
Shinawatra Information Technology Company Limited	Trading hardware and software and rendering service to telecommunications projects in both state and private sectors	Thailand	Baht
Associates			
Advanced Info Service Public Company Limited	Operates a 900 MHz cellular telephone system under a concession from the Telephone Organisation of Thailand	Thailand	Baht
Kalamazoo IT Company Limited	Trading automobile dealership management information software and associated services	Thailand	Baht
Lao Telecommunications Company Limited	Operating a telecommunications network in Laos	Laos	Kip
Joint venture			
Teleinfo Media Company Limited	Publication of telephone directories under a concession agreement from the Telephone Organisation of Thailand	Thailand	Baht

5. Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated – 30 June 2002 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,935.00	43.06	8,807.46	11,013.70	19,821.16	505.48
AD Venture Company Limited's associates	30.25	40.00	35.02	(32.86)	2.16	-
Kalamazoo IT Company Limited	16.05	31.15	5.00	(5.00)	-	-
Lao Telecommunications Company Limited	KIP 86,828M	49.00	1,147.19	(621.68)	525.51	62.70
Total investments in associates			9,994.67	10,354.16	20,348.83	568.18

	Consolidated – 31 December 2001 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,935.00	43.06	8,807.46	9,483.18	18,290.64	437.48
AD Venture Company Limited's associates	30.25	40.00	35.02	(32.83)	2.19	-
Kalamazoo IT Company Limited	16.05	31.15	5.00	(5.00)	-	-
Lao Telecommunications Company Limited	KIP 86,828M	49.00	1,147.19	(669.96)	477.23	59.64
Total investments in associates			9,994.67	8,775.39	18,770.06	497.12

5. Investments in subsidiaries, associates and joint ventures (continued)

	Company –30 June 2002 (Baht Million)					
Subsidiaries	**Paid-up capital**	**Investment portion (%) (including indirect portion)**	**Cost**	**Accumulated share of net results of investments**	**Equity**	**Dividend**
Shin Satellite Public Company Limited	4,375.00	51.53	2,068.58	731.06	2,799.64	-
ITV Public Company Limited	5,750.00	55.53	3,297.26	(488.16)	2,809.10	-
AD Venture Company Limited	550.00	90.91	500.00	(207.12)	292.88	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	20.40	30.40	5.00
SC Matchbox Company Limited	9.00	99.96	71.97	96.65	168.62	119.95
Merry International Investments Corporations	US$ 1.00	100.00	-	3.79	3.79	-
Total investments in subsidiaries			5,947.81	156.62	6,104.43	124.95
Associate						
Advanced Info Service Public Company Limited	2,935.00	43.06	8,807.46	11,049.36	19,856.82	505.48
Total investment in associate			8,807.46	11,049.36	19,856.82	505.48
Joint venture						
Teleinfo Media Company Limited	694.14	38.25	875.60	(858.18)	17.42	-
Total investment in joint venture			875.60	(858.18)	17.42	-

	Company –31 December 2001 (Baht Million)					
Subsidiaries	**Paid-up capital**	**Investment portion (%) (including indirect portion)**	**Cost**	**Accumulated share of net results of Investments**	**Equity**	**Dividend**
Shin Satellite Public Company Limited	4,375.00	51.53	2,068.58	348.49	2,417.07	-
ITV Public Company Limited	4,250.00	77.48	3,400.53	(523.68)	2,876.85	-
AD Venture Company Limited	550.00	90.91	500.00	(161.82)	338.18	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	11.96	21.96	-
SC Matchbox Company Limited	9.00	74.97	45.00	141.28	186.28	33.74
Merry International Investments Corporations	US$ 1.00	100.00	-	2.01	2.01	-
Total investments in subsidiaries			6,024.11	(181.76)	5,842.35	33.74
Associate						
Advanced Info Service Public Company Limited	2,935.00	43.06	8,807.46	9,520.53	18,327.99	437.48
Total investment in associate			8,807.46	9,520.53	18,327.99	437.48
Joint venture						
Teleinfo Media Company Limited	694.14	38.25	875.60	(820.15)	55.45	-
Total investment in joint venture			875.60	(820.15)	55.45	-

SHIN CORPORATION

5. Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the three-month period ended 30 June 2002

SC Matchbox Company Limited (SMB)

On 30 April 2002, the Company acquired 224,910 ordinary shares of SMB from existing shareholders at the total amount of Baht 26.97 million, resulting the Company's interest in SMB increased from 74.97% to 99.96%.

6. Capital expenditure and commitments

	Consolidated (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Goodwill	Intangible assets
Transaction during the six-month period ended 30 June 2002				
Opening net book value	6,070.43	8,610.38	2,385.30	407.44
Additions	2,193.94	35.27	-	7.36
Disposals of subsidiary	-	-	(49.00)	-
Decreased from dilution of interest in subsidiary	-	-	(571.25)	-
Write-off, net	(2.77)	-	-	(0.06)
Disposals, net	(7.51)	-	-	-
Transferred, net	(17.85)	3.69	-	24.65
Depreciation/amortisation charge	(191.47)	(462.69)	(55.06)	(67.31)
Foreign currency translation Adjustment	(75.50)	-	-	(0.09)
Closing net book value	7,969.27	8,186.65	1,709.99	371.99
As at 30 June 2002				
Cost	9,549.06	13,917.32	1,863.09	857.78
Less Accumulated depreciation/ amortisation	(1,579.79)	(5,730.67)	(153.10)	(485.79)
Net book value	7,969.27	8,186.65	1,709.99	371.99

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

6. Capital expenditure and commitments (continued)

	Company (Baht Million)	
	Property and equipment	Intangible assets
Transaction during the six-month period ended 30 June 2002		
Opening net book value	83.22	36.60
Additions	4.71	6.44
Write-off, net	(1.00)	-
Disposals, net	(0.09)	-
Transferred, net	(3.47)	3.49
Depreciation/amortisation charge	(12.91)	(3.85)
Closing net book value	70.46	42.68
As at 30 June 2002		
Cost	566.91	57.60
Less Accumulated depreciation/amortisation	(496.45)	(14.92)
Net book value	70.46	42.68

Capital expenditure commitments

Capital expenditure contracted for as at 30 June 2002 and 31 December but not recognised in the financial statements is as follows:

	Consolidated	
	30 June 2002 Currency Million	31 December 2001 Currency Million
Property and equipment and concession assets		
Baht	2.85	-
US Dollars	115.35	127.44
Norwegian Kroner	11.07	-

7. Borrowings

	Consolidated		Company	
	30 June 2002 Baht Million	31 December 2001 Baht Million	30 June 2002 Baht Million	31 December 2001 Baht Million
Current	6,869.79	8,072.71	934.66	2,727.91
Non-current	5,915.10	3,615.18	3,183.57	1,217.67
Total borrowings	12,784.89	11,687.89	4,118.23	3,945.58

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the six-month period ended 30 June 2002		
Opening balance	11,687.89	3,945.58
Additions	6,408.34	3,015.45
Repayments	(5,185.17)	(2,877.86)
Amortisation of discount/deferred debt issue costs	81.32	35.06
Foreign currency translation adjustment	(207.49)	-
Closing balance	12,784.89	4,118.23

7. ***Borrowings (continued)***

In May 2002, the Company issued and offered 3,000,000 units of debenture at Baht 1,000 each. The debentures are unsubordinated and unsecured debentures with the maturity period of 5 years from the issue date. The effective interest rate of coupon is 5.40% per annum and will be paid one time or Baht 305.28 per unit at the maturity date. However, the Company has the option to redeem the debentures at the end of the third year from the issue date. The debenture was presented net of transaction cost.

The Company has to comply with the conditions in the debenture agreement covering maintaining certain financial ratio, dividend payment policy, guarantee, sales or transfer of assets, and maintaining interest in certain associate and subsidiary.

8. **Share capital, premium and warrants**

	For the six-month period ended 30 June 2002			
	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
Issued and paid-up share capital				
Beginning balance	2,937.00	2,937.00	4,837.50	7,774.50
Issue of shares	-	-	-	-
Ending balance	2,937.00	2,937.00	4,837.50	7,774.50

As at 30 June 2002, the total authorised number of ordinary shares is 5,000 million (31 December 2001 : 5,000 million shares) with par value of Baht 1 per share (31 December 2001 : Baht 1 per share). Issued shares of 2,937 million shares are fully paid. The warrants outstanding at 30 June 2002 were 229 million units.

Warrants

a) **Warrants issued and offered to directors and employees (ESOP)**

The outstanding of 29 million warrants or equivalent to 0.99% of the Company's total paid up share capital (before dilution) which issued and offered to directors and employees whose are eligible for such allocation are in registered form and non-transferable. The term of the warrants is not exceeding 5 years and there is no offering price. The exercise price is Baht 17.80 each. The movement of warrants is as follows:

	For the six-month period ended 30 June 2002		
	Directors Unit Thousand	Employees Unit Thousand	Total Unit Thousand
At beginning of period	-	-	-
Granted	18,593	10,407	29,000
Exercised	-	-	-
At end of period	18,593	10,407	29,000

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

8. Share capital, premium and warrants (continued)

b) Warrants issued and offered to public

In May 2002, the Company issued and offered 200 million units of warrants to purchase newly issued ordinary shares of the Company at Baht 3.10 each. The warrants are in registered name and transferable with the maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant per 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The warrants were presented net of transaction cost.

Movement in number of outstanding warrants is as follows:-

For the six-month period ended 30 June 2002	Unit Thousand
At beginning of period	-
Granted	200,000
Exercised	-
At end of period	200,000

9. Other income

Other income for the three-month periods ended 30 June 2002 and 2001 comprised:

	Consolidated		Company	
	30 June 2002 Baht Million	30 June 2001 Baht Million	30 June 2002 Baht Million	30 June 2001 Baht Million
Gain on sale of investment	-	150.60	-	163.95
Gain on deemed disposal of interest on dilution of investment in joint venture and subsidiary	-	77.77	-	77.77
Interest income	12.61	55.91	8.48	27.99
Others	181.21	7.61	39.37	5.59
	193.82	291.89	47.85	275.30

Other income for the six-month periods ended 30 June 2002 and 2001 comprised:

	Consolidated		Company	
	30 June 2002 Baht Million	30 June 2001 Baht Million	30 June 2002 Baht Million	30 June 2001 Baht Million
Gain on sale of investment	24.15	281.58	24.15	163.95
Gain on deemed disposal of interest on dilution of investment in joint venture and subsidiary	283.28	228.07	283.28	228.07
Interest income	20.76	86.17	14.33	58.95
Others	244.54	33.80	55.24	20.97
	572.73	629.62	377.00	471.94

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

10. Cash flows from operating activities

Reconciliation of net income to cash flows from operating activities for the six-month periods ended 30 June 2002 and 2001 :

		Consolidated		Company	
	Notes	30 June 2002 Baht'000	30 June 2001 Baht'000	30 June 2002 Baht'000	30 June 2001 Baht'000
Cash flows from operating activities					
Net income for the period		2,485,455	1,706,149	2,485,455	1,706,149
Depreciation charges	6	191,467	187,551	12,905	14,132
Amortisation charges	6	585,052	785,220	3,854	1,112
Gains on sales of investments	9	(24,154)	(281,533)	(24,154)	(163,939)
Share of net result of investments from subsidiaries, joint ventures and associates	5	(2,156,535)	(1,720,806)	(2,188,813)	(1,659,726)
Gain on deemed disposal of interest on dilution of investments in joint venture and subsidiary	9	(283,279)	(228,068)	(283,279)	(228,068)
Unrealised (gain) loss on exchange rate		(98,977)	130,294	(51,523)	(16,197)
Realised (gain) loss on exchange rate		(117,121)	41,633	(127)	1,063
Allowance for doubtful accounts		26,020	44,464	-	(592)
Share of net result in subsidiaries to minority interests		279,133	229,531	-	-
Others		110,934	18,877	30,537	9,933
(Increase) decrease in trade accounts and notes receivable		(243,950)	(272,647)	96,827	(246,111)
(Increase) decrease in inventories		(23,154)	(41,177)	3,231	63,267
(Increase) decrease in other current assets		(89,039)	240,607	(3,009)	277,282
(Increase) decrease in other assets		(24,322)	12,256	4,687	13,573
Increase (decrease) in trade accounts and notes payable		(97,257)	413,796	(24,823)	46,565
Increase in accrued concession fee		719,072	-	-	-
Increase (decrease) in other current liabilities		(123,075)	364,426	(136,024)	22,030
Increase (decrease) in other liabilities		(86,576)	(109,812)	(4,434)	-
Net cash flows from (used in) operating activities		1,029,694	1,520,761	(78,690)	(159,527)

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

11. Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies of which Shinawatra family members are the principal shareholders or directors are recognised as related parties to the Company.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on mutually agreed basis as a percentage of assets. Transactions of work in progress between a subsidiary and related party were carried out based on hourly rates plus reimbursement of actual expenses.

The Group has transactions with related parties for the three-month periods ended 30 June 2002 and 2001 as follows:

a) Sales of goods and services

	Consolidated		Company	
	30 June 2002 Baht Million	30 June 2001 Baht Million	30 June 2002 Baht Million	30 June 2001 Baht Million
Service income				
Subsidiaries				
Consulting and management service	-	-	15.08	8.08
Interest income	-	-	3.03	2.91
Dividend	-	-	124.95	-
	-	-	143.06	10.99
Associates				
Consulting and management service	54.56	37.02	54.54	37.02
Computer services income	20.78	14.47	-	-
Rental and advertising income (Gross 2002: Baht 572.96 million 2001: Baht 457.28 million)	210.69	179.56	-	-
Dividend	-	-	505.48	437.48
	286.03	231.05	560.02	474.50
Joint ventures				
Consulting and management service	0.97	1.30	0.41	2.42
Advertising income	-	20.29	-	-
Interest income	-	0.01	-	-
	0.97	21.60	0.41	2.42
Related parties				
Computer services income and others	1.50	2.25	0.05	-

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

11. **Related party transactions (continued)**

b) **Purchases of goods and services**

	Consolidated		Company	
	30 June 2002 Baht Million	30 June 2001 Baht Million	30 June 2002 Baht Million	30 June 2001 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management service	-	-	2.50	3.15
Rental and advertising expense	-	-	3.92	1.35
	-	-	6.42	4.50
Associates				
Roaming fee	-	98.89	-	-
Rental and other expenses	34.53	42.79	1.41	2.69
	34.53	141.68	1.41	2.69
Joint ventures				
Advertising expense	0.04	0.26	-	0.43
Related parties				
Rental and other expenses	14.67	19.89	5.85	6.89
Payment for work in progress	57.76	59.66	-	-
	72.43	79.55	5.85	6.89

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

11. Related party transactions (continued)

The Group has transactions with related parties for the six-month periods ended 30 June 2002 and 2001 as follows:

c) Sales of goods and services

	Consolidated		Company	
	30 June 2002 Baht Million	30 June 2001 Baht Million	30 June 2002 Baht Million	30 June 2001 Baht Million
Service income				
Subsidiaries				
Consulting and management service	-	-	27.42	16.25
Interest income	-	-	5.32	6.08
Dividend	-	-	124.95	33.74
	-	-	157.69	56.07
Associates				
Consulting and management service	127.41	66.94	127.39	66.94
Computer services income	39.85	26.01	-	-
Rental and advertising income	369.82	288.15	-	-
(Gross 2002 : Baht 1,064.87 million 2001 : Baht 780.24 million)				
Dividend	-	-	505.48	437.48
	537.08	381.10	632.87	504.42
Joint ventures				
Consulting and management service	1.92	2.55	0.73	4.77
Advertising income	-	30.11	-	-
Interest income	-	0.04	-	0.06
	1.92	32.70	0.73	4.83
Related parties				
Computer services income and others	3.12	3.86	0.09	-

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

11. **Related party transactions (continued)**

d) **Purchases of goods and services**

	Consolidated		Company	
	30 June 2002 Baht Million	30 June 2001 Baht Million	30 June 2002 Baht Million	30 June 2001 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management service	-	-	3.63	4.07
Rental and advertising expense	-	-	7.88	1.71
	-	-	11.51	5.78
Associates				
Roaming fee	-	150.10	-	-
Rental and other expenses	63.06	78.87	3.07	5.15
	63.06	228.97	3.07	5.15
Joint ventures				
Advertising expense	0.10	0.27	0.06	0.44
Related parties				
Rental and other expenses	34.28	39.38	11.90	12.33
Payment for work in progress	111.45	103.62	-	-
	145.73	143.00	11.90	12.33

e) **Outstanding balance arising from sales/purchases of goods and services**

	Consolidated		Company	
	30 June 2002 Baht Million	31 December 2001 Baht Million	30 June 2002 Baht Million	31 December 2001 Baht Million
Trade accounts receivable - related parties				
Subsidiaries	-	-	0.59	4.10
Associates	119.62	101.21	-	2.42
Joint ventures	-	0.01	-	-
Related parties	0.08	3.12	0.26	0.36
Total trade accounts receivable - related parties	119.70	104.34	0.85	6.88
Accrued income - related parties				
Subsidiaries	-	-	2.58	3.01
Associates	330.22	201.48	2.99	4.34
Joint ventures	-	-	0.14	0.09
Related parties	-	0.08	-	0.01
Total accrued income - related parties	330.22	201.56	5.71	7.45
Trade accounts payable - related parties				
Subsidiaries	-	-	0.66	0.82
Associates	11.60	17.72	0.04	0.04
Joint ventures	0.04	-	-	-
Related parties	3.14	3.88	0.40	0.53
Total trade accounts payable - related parties	14.78	21.60	1.10	1.39

SHIN CORPORATION PUBLIC COMPANY LIMITED

11. Related party transactions (continued)

f) Amounts due from, advances and loans to related parties

	Consolidated		Company	
	30 June 2002 Baht Million	31 December 2001 Baht Million	30 June 2002 Baht Million	31 December 2001 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	779.33	779.31
Associates	0.16	3.39	0.02	0.25
Joint ventures	-	0.02	-	0.03
Related parties	7.22	11.53	0.11	0.11
Total amounts due from and advances to related parties	7.38	14.94	779.46	779.70
Loans to related parties				
Current portion - Subsidiaries	-	-	76.46	178.64
Total loans to related parties	-	-	76.46	178.64
Total amounts due from, advances and loans to related parties	7.38	14.94	855.92	958.34
Long-term loans to related parties				
Subsidiaries	-	-	107.18	-

Movement of loans to related parties

	Consolidated Baht Million	Company Baht Million
For the six-month period ended 30 June 2002		
Beginning balance	-	178.64
Addition	-	10.00
Repayment	-	(5.00)
Ending balance	-	183.64

This loan bears interest at 5.75% - 6.50% per annum.

g) Amount due to and loan from related parties

	Consolidated		Company	
	30 June 2002 Baht Million	31 December 2001 Baht Million	30 June 2002 Baht Million	31 December 2001 Baht Million
Amount due to and loan from related parties				
Subsidiaries	-	-	0.90	0.39
Associates	1.73	0.43	0.19	-
Joint ventures	0.90	-	-	-
Related parties	2.63	0.40	-	-
Total amount due to and loan from related parties	5.26	0.83	1.09	0.39

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

11. Related party transactions (continued)

h) Other current assets

	Consolidated		Company	
	30 June 2002 Baht Million	31 December 2001 Baht Million	30 June 2002 Baht Million	31 December 2001 Baht Million
Customer deposits				
Associates	53.45	-	53.45	-
Total other current assets	53.45	-	53.45	-

i) Other assets

	Consolidated		Company	
	30 June 2002 Baht Million	31 December 2001 Baht Million	30 June 2002 Baht Million	31 December 2001 Baht Million
Customer deposits				
Associates	4.55	67.70	0.17	62.80
Related parties	11.14	10.94	7.00	8.18
Total other assets	15.69	78.64	7.17	70.98

j) Warrants granted to directors (Note 8 a)

k) Special Reward Program

In the three-month period ended 30 June 2002, certain subsidiaries, associates and joint venture had granted the rights to receive special reward ("Special Reward Program") to the eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years. The rights could be exercised after the first year but within 5 years after the grant date. A calculation of Special Reward Program shall be based on the improvement of operational performance on the exercised date comparing with that of the grant date of such subsidiaries, associates and joint venture. However, the reward will not exceed each person's budget. The first grant of Special Reward Program to directors of the Company is 3.34 million units.

l) Comfort letters

The Company and a subsidiary have issued letters of comfort to banks to support credits obtained by subsidiaries and joint ventures in the amount of Baht 235.29 million and US$ 15.79 million (31 December 2001: Baht 697.51 million and US$ 8.94 million). Under the terms of the comfort letters, the Company must hold its interests in the subsidiaries and joint ventures and cannot pledge any of its shares until the loans are fully repaid.

SHIN CORPORATION

11. Related party transactions (continued)

m) Other agreements with related parties

Significant other agreements with related parties are as follows:

1. As at 30 June 2002, a subsidiary had a contingent liability for a long-term loan guaranteeing for its subsidiary in the amount of Baht 810.71 million. (31 December 2001: Baht 788.71 million).

2. Certain subsidiaries, associates and joint ventures have entered into agreements with the Company, which is committed to provide consulting and management services and other central services for periods of 2 years with options to renew. The subsidiaries, associates and joint ventures are committed to pay the Company for services in respect of the agreements amounting to approximately Baht 17.10 million per month (2001: Baht 13.50 million per month).

12. Contingencies

As at 30 June 2002, the Group had commitments with banks, in respect of letters of guarantees for satellite space leasing, custom duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 868.14 million (31 December 2001: Baht 975.30 million) on a consolidated basis and Baht 241.36 million (31 December 2001: Baht 252.70 million) on a company basis.

In the second quarter of 2002, Lao Telecommunications Co., Ltd. ("LTC") and the Government of the Lao PDR agreed on the terms of the operating lease payment. Under the agreed terms, Lao Telecommunications Co.,Ltd. must pay an upfront fee for the utilization of telecommunication equipment totalling US$ 7.8 million and pay an annual rental fee from the year 2002. In addition, the Government of the Lao PDR agrees to waive its claims of US$ 0.6 million per annum for the period from 1996 to 31 March 2002.

CSC, a subsidiary company of SSA, was investigated by the Customs Department in respect of the completeness of the declaration of taxes paid on the importation of telecommunications equipment in 1997. The investigation was completed in March 2002. The outcome of the investigation will not have any material adverse effect on CSC.

A subsidiary is a defendant in various legal actions. In the opinion of the subsidiary's directors, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provisions or accruals in respect of such legal actions have been raised in these interim financial statements.

13. The merger of business between C.S. Communications Co., Ltd. and Loxley Information Services Co., Ltd.

On 4 June 2002, C.S. Communications Co., Ltd. signed the Memorandum of Understanding (MOU) on the main principles governing the merger of the internet business. Now it is in the process of negotiation of the detailed terms and conditions of the merger of the internet business and preparing the shareholders agreement for signing.

14. Presentation of comparative information

The comparative figures have been amended to conform with reclassification in the financial statement for the current period.

SHIN CORPORATION

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SHIN CORPORATION PUBLIC COMPANY LIMITED